MANAGEMENT'S DISCUSSION AND ANALYSIS	Exhibit 99.1

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three months ended March 31, 2024, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This MD&A should be read in conjunction with our First Quarter 2024 Interim Condensed Consolidated Financial Statements (First Quarter 2024 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2023 Annual MD&A; our 2023 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2023 Annual MD&A. References in this MD&A to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at April 23, 2024 and was approved by RCI's Board of Directors (the Board) on that date.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or first quarter refer to the three months ended March 31, 2024, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2023 or as at December 31, 2023, as applicable, unless otherwise indicated.

Trademarks in this MD&A are owned or used under licence by Rogers Communications Inc. or an affiliate. This MD&A may also include trademarks of other parties. The trademarks referred to in this MD&A may be listed without the ™ symbols. ©2024 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	1	First Quarter 2024

Where to find it

2	Strategic Highlights	25	Commitments and Contractual Obligations
2	Quarterly Financial Highlights	25	Regulatory Developments
4	Summary of Consolidated Financial Results	25	Updates to Risks and Uncertainties
5	Results of our Reportable Segments	25	Material Accounting Policies and Estimates
11	Review of Consolidated Performance	27	Key Performance Indicators
14	Managing our Liquidity and Financial Resources	27	Non-GAAP and Other Financial Measures
18	Overview of Financial Position	30	Other Information
19	Financial Condition	32	About Forward-Looking Information
22	Financial Risk Management

Strategic Highlights

The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Expanded our cable network to approximately 50,000 new homes passed.
•Expanded Canada's largest and most reliable 5G network to over 40 new communities.
•Completed Canada's first national live trial of 5G network slicing.

Deliver easy to use, reliable products and services
•Launched Rogers 5G Home Internet across our wireless network coverage area.
•Launched our Ignite Self Protect home security solution in Western Canada.
•Automated over 84% of Rogers Business wireless activations.

Be the first choice for Canadians
•Led the industry with 98,000 Wireless postpaid mobile phone net additions.
•Broadcast Canada's first Law & Order original series and premiered at #1 in the country.
•Sportsnet was the most-watched specialty channel in Canada.

Be a strong national company investing in Canada
•Advanced our Shaw Transaction commitments with network investments in Western Canada and growth in our Connected for Success program.
•Launched our official telecommunications partnership with the Professional Women's Hockey League.
•Improved wireless coverage on new sections of Highway 16 in British Columbia.

Be the growth leader in our industry
•Grew total service revenue by 31% and adjusted EBITDA by 34%.
•Reported industry-leading growth in our Wireless and Cable operations.
•Completed $1 billion of Shaw Transaction synergy targets one year ahead of schedule.

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 28% and 31%, respectively, this quarter, driven by revenue growth in our Cable and Wireless businesses.

Wireless service revenue increased by 9% this quarter, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base and revenue from Shaw Mobile subscribers acquired through the Shaw Transaction. Wireless equipment revenue increased by 4%, primarily as a result of a continued shift in the product mix towards higher-value devices.

Cable service revenue increased by 94% this quarter as a result of the Shaw Transaction.

Media revenue decreased by 5% this quarter primarily as a result of lower subscriber revenue, including due to a negotiation of certain content rates last year, and lower Today's Shopping Choice revenue, partially offset by higher advertising revenue.

Rogers Communications Inc.	2	First Quarter 2024

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 34% this quarter and our adjusted EBITDA margin increased by 210 basis points, as a result of improving synergies and efficiencies.

Wireless adjusted EBITDA increased by 9%, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA margin of 64.3%.

Cable adjusted EBITDA increased by 97% due to the flow-through impact of higher revenue as discussed above and the achievement of cost synergies associated with integration activities. This gave rise to an adjusted EBITDA margin of 56.2%.

Media adjusted EBITDA decreased by $65 million, or 171%, this quarter primarily due to lower revenue as discussed above, higher programming and production costs as a result of the timing of broadcasts, and higher Toronto Blue Jays expenses, including player payroll, as a result of the timing of games played.

Net income and adjusted net income
Net income decreased by 50% and adjusted net income decreased by 2% this quarter, primarily as a result of higher depreciation and amortization associated with assets acquired through the Shaw Transaction and higher finance costs, partially offset by higher adjusted EBITDA. Net income was also impacted by higher restructuring, acquisition and other costs.

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,180 million (2023 - $453 million); the increase is primarily a result of higher adjusted EBITDA, partially offset by higher interest paid. We also generated free cash flow1 of $586 million (2023 - $370 million), up 58% as a result of higher adjusted EBITDA, partially offset by higher interest on long-term debt and higher capital expenditures.

As at March 31, 2024, we had $4.6 billion of available liquidity1 (December 31, 2023 - $5.9 billion), consisting of $0.8 billion in cash and cash equivalents and $3.8 billion available under our bank credit and other facilities.

Our debt leverage ratio1 as at March 31, 2024 was 4.7 (December 31, 2023 - 5.0, or 4.7 on an as adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and Shaw as if the Shaw Transaction had closed on January 1, 2023). See "Financial Condition" for more information.

We also returned $265 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on April 23, 2024.

1    Free cash flow, available liquidity, and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" for a reconciliation of available liquidity.

Rogers Communications Inc.	3	First Quarter 2024

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2024	2023	% Chg

Revenue
Wireless	2,528	2,346	8
Cable	1,959	1,017	93
Media	479	505	(5)
Corporate items and intercompany eliminations	(65)	(33)	97
Revenue	4,901	3,835	28
Total service revenue [1]	4,357	3,314	31

Adjusted EBITDA
Wireless	1,284	1,179	9
Cable	1,100	557	97
Media	(103)	(38)	171
Corporate items and intercompany eliminations	(67)	(47)	43
Adjusted EBITDA [2]	2,214	1,651	34
Adjusted EBITDA margin [2]	45.2%	43.1%	2.1	pts

Net income	256	511	(50)
Basic earnings per share	$0.48	$1.01	(52)
Diluted earnings per share	$0.46	$1.00	(54)

Adjusted net income [2]	540	553	(2)
Adjusted basic earnings per share [2]	$1.02	$1.10	(7)
Adjusted diluted earnings per share [2]	$0.99	$1.09	(9)

Capital expenditures	1,058	892	19
Cash provided by operating activities	1,180	453	160
Free cash flow	586	370	58
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA is a total of segments measure. Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share are non-GAAP ratios. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic and adjusted diluted earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Rogers Communications Inc.	4	First Quarter 2024

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2024	2023	% Chg

Revenue
Service revenue	1,996	1,836	9
Equipment revenue	532	510	4
Revenue	2,528	2,346	8

Operating costs
Cost of equipment	539	508	6
Other operating costs	705	659	7
Operating costs	1,244	1,167	7

Adjusted EBITDA	1,284	1,179	9

Adjusted EBITDA margin [1]	64.3%	64.2%	0.1	pts
Capital expenditures	404	452	(11)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended March 31
(In thousands, except churn and mobile phone ARPU)	2024	2023	Chg

Postpaid mobile phone [2]
Gross additions	443	318	125
Net additions	98	95	3
Total postpaid mobile phone subscribers [3]	10,486	9,487	999
Churn (monthly)	1.10%	0.79%	0.31	pts
Prepaid mobile phone [4]
Gross additions	84	217	(133)
Net losses	(37)	(8)	(29)
Total prepaid mobile phone subscribers [3]	1,018	1,247	(229)
Churn (monthly)	3.90%	5.96%	(2.06	pts)
Mobile phone ARPU (monthly) [5]	$58.06	$57.26	$0.80
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2 Effective January 1, 2024, and on a prospective basis, we adjusted our postpaid mobile phone subscriber base to remove 110,000 Cityfone subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our postpaid mobile phone business.
3 As at end of period.
4 Effective January 1, 2024, and on a prospective basis we adjusted our prepaid mobile phone subscriber base to remove 56,000 Fido prepaid subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our prepaid mobile phone business.
5    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 9% increase in service revenue this quarter was primarily a result of:
•the cumulative impact of growth in our mobile phone subscriber base over the past year; and
•the impact of the Shaw Mobile subscribers acquired through the Shaw Transaction in April 2023.

The increase in mobile phone ARPU this quarter was primarily associated with the changes in subscribers.

The continued significant postpaid gross and net additions this quarter were a result of sales execution in a growing Canadian market.

Rogers Communications Inc.	5	First Quarter 2024

Equipment revenue
The 4% increase in equipment revenue this quarter was primarily as a result of:
•an increase in new subscribers purchasing devices; and
•a continued shift in the product mix towards higher-value devices; partially offset by
•lower device upgrades by existing customers.

Operating costs
Cost of equipment
The 6% increase in the cost of equipment this quarter was a result of the equipment revenue changes discussed above.

Other operating costs
The 7% increase in other operating costs this quarter was primarily a result of:
•higher costs associated with the increased revenue and subscriber additions including commissions and costs associated with our expanded network; and
•investments made in customer service.

Adjusted EBITDA
The 9% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	6	First Quarter 2024

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2024	2023	% Chg

Revenue
Service revenue	1,947	1,006	94
Equipment revenue	12	11	9
Revenue	1,959	1,017	93

Operating costs	859	460	87

Adjusted EBITDA	1,100	557	97

Adjusted EBITDA margin	56.2%	54.8%	1.4	pts
Capital expenditures	480	319	50

Cable Subscriber Results 1

	Three months ended March 31
(In thousands, except ARPA and penetration)	2024	2023	Chg

Homes passed [2]	9,992	4,829	5,163
Customer relationships
Net additions	7	1	6
Total customer relationships [2]	4,643	2,591	2,052
ARPA (monthly) [3]	$140.10	$129.58	$10.52

Penetration [2]	46.5%	53.7%	(7.2	pts)

Retail Internet
Net additions	26	14	12
Total retail Internet subscribers [2]	4,188	2,298	1,890
Video
Net losses	(27)	(8)	(19)
Total Video subscribers [2]	2,724	1,517	1,207
Smart Home Monitoring
Net losses	(1)	(5)	4
Total Smart Home Monitoring subscribers [2]	88	96	(8)
Home Phone
Net losses	(35)	(13)	(22)
Total Home Phone subscribers [2]	1,594	823	771
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 94% increase in service revenue this quarter was a result of:
•revenue related to our acquisition of Shaw, which contributed approximately $1 billion for the quarter; partially offset by
•continued increased competitive promotional activity; and
•declines in our Home Phone, Smart Home Monitoring, and Satellite subscriber bases.

The higher ARPA this quarter was primarily a result of the acquisition of Shaw.

Rogers Communications Inc.	7	First Quarter 2024

Operating costs
The 87% increase in operating costs this quarter was primarily a result of:
•our acquisition of Shaw, partially offset by the realization of cost synergies associated with integration activities; and
•investments in customer service.

Adjusted EBITDA
The 97% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	8	First Quarter 2024

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2024	2023	% Chg

Revenue	479	505	(5)
Operating costs	582	543	7

Adjusted EBITDA	(103)	(38)	171

Adjusted EBITDA margin	(21.5)%	(7.5)%	(14.0	pts)
Capital expenditures	120	61	97

Revenue
The 5% decrease in revenue this quarter was a result of:
•lower subscriber revenue due to the negotiation of certain content rates in the prior year; and
•lower Today's Shopping Choice revenue; partially offset by
•higher advertising revenue.

Operating costs
The 7% increase in operating costs this quarter was a result of:
•higher programming and production costs as a result of the timing of broadcasts; and
•higher Toronto Blue Jays expenses, including players payroll as a result of the timing of games played; partially offset by
•lower Today's Shopping Choice costs in line with lower revenue.

Adjusted EBITDA
The decrease in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	First Quarter 2024

CAPITAL EXPENDITURES

	Three months ended March 31
(In millions of dollars, except capital intensity)	2024	2023	% Chg

Wireless	404	452	(11)
Cable	480	319	50
Media	120	61	97
Corporate	54	60	(10)

Capital expenditures [1]	1,058	892	19

Capital intensity [2]	21.6%	23.3%	(1.7	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our objectives is to build the biggest and best networks in the country. As we continually work towards this, we once again plan to spend more on our wireless and wireline networks this year than we have in the past several years. We continue to roll out our 5G network (the largest 5G network in Canada as at March 31, 2024) across the country, as we work toward our commitment to expand coverage across Western Canada. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The decrease in capital expenditures in Wireless this quarter was due to the timing of investments. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum continues to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The increase in capital expenditures in Cable this quarter reflects our acquisition of Shaw and continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media
The increase in capital expenditures in Media this quarter was primarily a result of higher Toronto Blue Jays stadium infrastructure-related expenditures associated with the second phase of the Rogers Centre modernization project.

Capital intensity
Capital intensity decreased in the quarter as the increase in capital expenditure investments, as noted above, was partially offset by higher revenue.

Rogers Communications Inc.	10	First Quarter 2024

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended March 31
(In millions of dollars)	2024	2023	% Chg

Adjusted EBITDA	2,214	1,651	34
Deduct (add):
Depreciation and amortization	1,149	631	82
Restructuring, acquisition and other	142	55	158
Finance costs	580	296	96
Other expense (income)	8	(27)	n/m
Income tax expense	79	185	(57)

Net income	256	511	(50)
n/m - not meaningful

Depreciation and amortization

	Three months ended March 31
(In millions of dollars)	2024	2023	% Chg

Depreciation of property, plant and equipment	906	557	63
Depreciation of right-of-use assets	110	68	62
Amortization	133	6	n/m

Total depreciation and amortization	1,149	631	82

Total depreciation and amortization increased this quarter, primarily as a result of the property, plant and equipment, right-of-use assets, and customer relationship intangible assets acquired through the Shaw Transaction.

Restructuring, acquisition and other

	Three months ended March 31
(In millions of dollars)	2024	2023

Restructuring and other	112	22
Shaw Transaction-related costs	30	33

Total restructuring, acquisition and other	142	55

The Shaw Transaction-related costs in 2023 and 2024 consisted of incremental costs supporting acquisition (in 2023) and integration activities (in 2023 and 2024) related to the Shaw Transaction.

The restructuring and other costs in 2023 and 2024 were primarily severance and other departure-related costs associated with the targeted restructuring of our employee base, which also included costs associated with a voluntary departure program in 2024. These costs also included costs related to real estate rationalization programs.

Rogers Communications Inc.	11	First Quarter 2024

Finance costs

	Three months ended March 31
(In millions of dollars)	2024	2023	% Chg

Total interest on borrowings [1]	508	393	29
Interest earned on restricted cash and cash equivalents	—	(146)	(100)

Interest on borrowings, net	508	247	106
Interest on lease liabilities	35	23	52
Interest on post-employment benefits	(2)	(2)	—
Loss on foreign exchange	109	14	n/m
Change in fair value of derivative instruments	(98)	(11)	n/m
Capitalized interest	(12)	(8)	50
Deferred transaction costs and other	40	33	21

Total finance costs	580	296	96
1    Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings, net
The 106% increase in net interest on borrowings this quarter was primarily a result of:
•a reduction in interest earned on restricted cash and cash equivalents, as we used these funds to partially fund the Shaw Transaction on April 3, 2023;
•interest expense associated with senior notes issued in September 2023 and February 2024;
•interest expense associated with the borrowings under the term loan facility used to partially fund the Shaw Transaction; and
•interest expense associated with the long-term debt assumed through the Shaw Transaction; partially offset by
•the repayment at maturity of senior notes in March 2023, October 2023, November 2023, January 2024, and March 2024 at different underlying interest rates.

Income tax expense

	Three months ended March 31
(In millions of dollars, except tax rates)	2024	2023

Statutory income tax rate	26.2%	26.5%
Income before income tax expense	335	696
Computed income tax expense	88	184
Increase (decrease) in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	(6)	6
Non-taxable portion of equity income	—	(4)
Non-taxable income from security investments	—	(3)
Other items	(3)	2

Total income tax expense	79	185

Effective income tax rate	23.6%	26.6%
Cash income taxes paid	74	150

Cash income taxes paid decreased this quarter due to the timing of installment payments. The decrease in our statutory income tax rate this quarter was a result of a greater portion of our income being earned in provinces with lower income tax rates.

Rogers Communications Inc.	12	First Quarter 2024

Net income

	Three months ended March 31
(In millions of dollars, except per share amounts)	2024	2023	% Chg

Net income	256	511	(50)
Basic earnings per share	$0.48	$1.01	(52)
Diluted earnings per share	$0.46	$1.00	(54)

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended March 31
(In millions of dollars, except per share amounts)	2024	2023	% Chg

Adjusted EBITDA	2,214	1,651	34
Deduct:
Depreciation and amortization [1]	907	631	44
Finance costs	580	296	96
Other income (expense)	8	(27)	n/m
Income tax expense [2]	179	198	(10)

Adjusted net income [1]	540	553	(2)

Adjusted basic earnings per share	$1.02	$1.10	(7)
Adjusted diluted earnings per share	$0.99	$1.09	(9)
1    Our calculation of adjusted net income excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which is significantly affected by the size of the Shaw Transaction, affects comparability between periods and the additional expense recognized may have no correlation to our current and ongoing operating results. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three months ended March 31, 2024 of $242 million (2023 - nil). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2 Income tax expense excludes recoveries of $100 million (2023 - recoveries of $13 million) for the three months ended March 31, 2024 related to the income tax impact for adjusted items.

Rogers Communications Inc.	13	First Quarter 2024

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended March 31
(In millions of dollars)	2024	2023
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,098	1,630
Change in net operating assets and liabilities	(289)	(704)
Income taxes paid	(74)	(150)
Interest paid, net	(555)	(323)

Cash provided by operating activities	1,180	453

Investing activities:
Capital expenditures	(1,058)	(892)
Additions to program rights	(13)	(25)
Changes in non-cash working capital related to capital expenditures and intangible assets	87	(38)
Acquisitions and other strategic transactions, net of cash acquired	(95)	—
Other	13	9

Cash used in investing activities	(1,066)	(946)

Financing activities:
Net proceeds received from short-term borrowings	1,304	1,342
Net repayment of long-term debt	(1,108)	(388)
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(2)	227
Transaction costs incurred	(42)	(264)
Principal payments of lease liabilities	(112)	(81)
Dividends paid	(190)	(253)

Cash (used in) provided by financing activities	(150)	583

Change in cash and cash equivalents and restricted cash and cash equivalents	(36)	90
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	800	13,300

Cash and cash equivalents and restricted cash and cash equivalents, end of period	764	13,390

Cash and cash equivalents	764	553
Restricted cash and cash equivalents	—	12,837

Cash and cash equivalents and restricted cash and cash equivalents, end of period	764	13,390

Operating activities
This quarter, cash from operating activities increased primarily as a result of higher adjusted EBITDA and a lower net investment in net operating assets and liabilities, partially offset by higher interest paid.

Investing activities
Capital expenditures
During the quarter we incurred $1,058 million on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Acquisitions and other strategic transactions
This quarter, we paid the first installment of $95 million related to the acquisition of 3800 MHz spectrum licences.

Financing activities
During the quarter we received net amounts of $152 million (2023 - received $917 million) on our short-term borrowings, long-term debt, and related derivatives. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Rogers Communications Inc.	14	First Quarter 2024

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US dollar-denominated commercial paper (US CP) program, and our non-revolving credit facilities. Below is a summary of our short-term borrowings as at March 31, 2024 and December 31, 2023.

	As at March 31	As at December 31
(In millions of dollars)	2024	2023

Receivables securitization program	2,400	1,600
US commercial paper program (net of the discount on issuance)	415	150
Non-revolving credit facility borrowings (net of the discount on issuance)	251	—

Total short-term borrowings	3,066	1,750

The tables below summarize the activity relating to our short-term borrowings for the three months ended March 31, 2024 and 2023.

		Three months ended March 31, 2024			Three months ended March 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			800			—
Net proceeds received from receivables securitization			800			—

Proceeds received from US commercial paper	839	1.348	1,131	1,174	1.362	1,599
Repayment of US commercial paper	(649)	1.350	(876)	(654)	1.350	(883)
Net proceeds received from US commercial paper			255			716

Proceeds received from non-revolving credit facilities (Cdn$) [1]			—			375
Proceeds received from non-revolving credit facilities (US$) [1]	185	1.346	249	738	1.344	992
Total proceeds received from non-revolving credit facilities			249			1,367

Repayment of non-revolving credit facilities (Cdn$) [1]			—			(375)
Repayment of non-revolving credit facilities (US$) [1]	—	—	—	(273)	1.341	(366)
Total repayment of non-revolving credit facilities			—			(741)

Net proceeds received from non-revolving credit facilities			249			626

Net proceeds received from short-term borrowings			1,304			1,342
1 Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Concurrent with our US CP issuances and US dollar-denominated borrowings under our credit facilities, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

In March 2024, we borrowed US$185 million under our non-revolving facility maturing in March 2025. In April 2024, we borrowed an additional US$184 million under the facility. As a result, we have fully drawn on the facility.

Rogers Communications Inc.	15	First Quarter 2024

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three months ended March 31, 2024 and 2023.

		Three months ended March 31, 2024			Three months ended March 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	—	—	—	220	1.368	301
Net borrowings under credit facilities			—			301

Term loan facility net repayments (US$)	(2,502)	1.349	(3,375)	—	—	—
Net repayments under term loan facility			(3,375)			—

Senior note issuances (US$)	2,500	1.347	3,367	—	—	—
Total issuances of senior notes			3,367			—

Senior note repayments (Cdn$)			(1,100)			—
Senior note repayments (US$)	—	—	—	(500)	1.378	(689)
Total senior notes repayments			(1,100)			(689)

Net issuance (repayment) of senior notes			2,267			(689)

Net repayment of long-term debt			(1,108)			(388)

	Three months ended March 31
(In millions of dollars)	2024	2023

Long-term debt net of transaction costs, beginning of period	40,855	31,733
Net repayment of long-term debt	(1,108)	(388)
Loss (gain) on foreign exchange	588	(8)
Deferred transaction costs incurred	(50)	(3)
Amortization of deferred transaction costs	35	30

Long-term debt net of transaction costs, end of period	40,320	31,364

In April 2024, we amended our revolving credit facility to extend the maturity date of the $3 billion tranche to April 2029, from January 2028, and the $1 billion tranche to April 2027, from January 2026.

Issuance of senior notes and related debt derivatives
Below is a summary of the senior notes we issued during the three months ended March 31, 2024. We did not issue any senior notes during the three months ended March 31, 2023.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2024 issuances
February 9, 2024	US	1,250	2029	5.000%	99.714%	1,684	20
February 9, 2024	US	1,250	2034	5.300%	99.119%	1,683	30
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion). We used the proceeds

Rogers Communications Inc.	16	First Quarter 2024

from this issuance to repay $3.4 billion of our term loan facility such that only $1 billion remains outstanding under the April 2026 tranche.

Repayment of senior notes and related derivative settlements
In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. In March 2024, we repaid the entire outstanding principal of our $600 million 4.0% senior notes at maturity. There were no derivatives associated with these senior notes.

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2024 and 2023. On April 23, 2024, the Board declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on July 5, 2024 to shareholders of record on June 10, 2024.

				Dividends paid (in millions of dollars)
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	266

February 1, 2023	March 10, 2023	April 3, 2023	0.50	252	—	252
April 25, 2023	June 9, 2023	July 5, 2023	0.50	264	—	264
July 25, 2023	September 8, 2023	October 3, 2023	0.50	191	74	265
November 8, 2023	December 8, 2023	January 2, 2024	0.50	190	75	265

Free cash flow

	Three months ended March 31
(In millions of dollars)	2024	2023	% Chg

Adjusted EBITDA	2,214	1,651	34
Deduct:
Capital expenditures [1]	1,058	892	19
Interest on borrowings, net and capitalized interest	496	239	108
Cash income taxes [2]	74	150	(51)

Free cash flow	586	370	58
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

The increase in free cash flow this quarter was primarily a result of higher adjusted EBITDA, partially offset by higher interest on borrowings and higher capital expenditures.

Rogers Communications Inc.	17	First Quarter 2024

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	March 31	December 31
(In millions of dollars)	2024	2023	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	764	800	(36)	(5)	See "Managing our Liquidity and Financial Resources".
Accounts receivable	4,810	4,996	(186)	(4)	Reflects business seasonality.
Inventories	506	456	50	11	n/m
Current portion of contract assets	170	163	7	4	n/m
Other current assets	1,121	1,202	(81)	(7)	n/m
Current portion of derivative instruments	99	80	19	24	n/m
Assets held for sale	137	137	—	—	n/m
Total current assets	7,607	7,834	(227)	(3)

Property, plant and equipment	24,530	24,332	198	1	Reflects capital expenditures incurred, partially offset by depreciation expense related to our asset base.
Intangible assets	17,768	17,896	(128)	(1)	Reflects amortization expense related to the intangible assets acquired in the Shaw Transaction.
Investments	603	598	5	1	n/m
Derivative instruments	794	571	223	39	Reflects the change in market values of certain debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Financing receivables	1,075	1,101	(26)	(2)	n/m
Other long-term assets	759	670	89	13	n/m
Goodwill	16,280	16,280	—	—	n/m

Total assets	69,416	69,282	134	—

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	3,066	1,750	1,316	75	See "Managing our Liquidity and Financial Resources".
Accounts payable and accrued liabilities	3,780	4,221	(441)	(10)	Reflects business seasonality.
Other current liabilities	351	434	(83)	(19)	Reflects the change in market values of certain debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Contract liabilities	845	773	72	9	Primarily reflects an increase in customer deposits at the Toronto Blue Jays.
Current portion of long-term debt	1,355	1,100	255	23
Reflects the reclassification to current of our US$1 billion senior notes due March 2025, partially offset by the repayment at maturity of our $500 million and $600 million senior notes in January 2024 and March 2024, respectively.

Current portion of lease liabilities	531	504	27	5	n/m
Total current liabilities	9,928	8,782	1,146	13

Provisions	62	54	8	15	n/m
Long-term debt	38,965	39,755	(790)	(2)
Reflects the partial repayment of our $6 billion term loan facility and the reclassification of our US$1 billion senior notes due March 2025 to current, partially offset by the issuance of US$2.5 billion of senior notes in February 2024.

Lease liabilities	2,136	2,089	47	2	Reflects liabilities related to new leases.
Other long-term liabilities	1,378	1,783	(405)	(23)	Reflects the change in market values of debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Deferred tax liabilities	6,338	6,379	(41)	(1)	n/m
Total liabilities	58,807	58,842	(35)	—

Shareholders' equity	10,609	10,440	169	2	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	69,416	69,282	134	—

Rogers Communications Inc.	18	First Quarter 2024

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at March 31, 2024 and December 31, 2023.

As at March 31, 2024	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	764	—	—	—	764
Bank credit facilities [2]:
Revolving	4,000	—	11	420	3,569
Non-revolving	500	251	—	—	249
Outstanding letters of credit	229	—	229	—	—
Receivables securitization [2]	2,400	2,400	—	—	—

Total	7,893	2,651	240	420	4,582
1 The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2023	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	800	—	—	—	800
Bank credit facilities [2]:
Revolving	4,000	—	10	151	3,839
Non-revolving	500	—	—	—	500
Outstanding letters of credit	243	—	243	—	—
Receivables securitization [2]	2,400	1,600	—	—	800

Total	7,943	1,600	253	151	5,939
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

Our Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

Weighted average cost of borrowings
Our weighted average cost of all borrowings was 4.76% as at March 31, 2024 (December 31, 2023 - 4.85%) and our weighted average term to maturity was 10.5 years (December 31, 2023 - 10.4 years). These figures reflect the expected repayment of our subordinated notes on the five-year anniversary.

Rogers Communications Inc.	19	First Quarter 2024

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and to make capital structure-related decisions.

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2024	2023

Current portion of long-term debt	1,355	1,100
Long-term debt	38,965	39,755
Deferred transaction costs and discounts	1,055	1,040
	41,375	41,895
Add (deduct):
Adjustment of US dollar-denominated debt to hedged rate	(1,404)	(808)
Subordinated notes adjustment [1]	(1,508)	(1,496)
Short-term borrowings	3,066	1,750
Current portion of lease liabilities	531	504
Lease liabilities	2,136	2,089
Cash and cash equivalents	(764)	(800)

Adjusted net debt [2]	43,432	43,134
Divided by: trailing 12-month adjusted EBITDA	9,144	8,581

Debt leverage ratio	4.7	5.0

Divided by: pro forma trailing 12-month adjusted EBITDA [2]	n/a	9,095

Pro forma debt leverage ratio	n/a	4.7
1    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    Adjusted net debt is a capital management measure. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

In order to meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, and debt repayment, as applicable.

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at March 31, 2024.

Issuance	S&P Global Ratings Services	Moody's	Fitch	DBRS Morningstar
Corporate credit issuer default rating	BBB- (stable)	Baa3 (stable)	BBB- (stable)	BBB (low) (stable)
Senior unsecured debt	BBB- (stable)	Baa3 (stable)	BBB- (stable)	BBB (low) (stable)
Subordinated debt	BB (stable)	Ba2 (stable)	BB (stable)	N/A [1]
US commercial paper	A-3	P-3	N/A [1]	N/A [1]
1    We have not sought a rating from Fitch or DBRS Morningstar for our short-term obligations or from DBRS Morningstar for our subordinated debt.

In February 2024, S&P improved their outlook for our corporate credit issuer default rating and our senior unsecured debt rating to stable from negative. At the same time, S&P also improved their outlook for our subordinated debt rating to stable from negative.

Rogers Communications Inc.	20	First Quarter 2024

Outstanding common shares

	As at March 31	As at December 31
	2024	2023

Common shares outstanding [1]
Class A Voting Shares	111,152,011	111,152,011
Class B Non-Voting Shares	420,112,558	418,868,891

Total common shares	531,264,569	530,020,902

Options to purchase Class B Non-Voting Shares
Outstanding options	10,695,913	10,593,645
Outstanding options exercisable	5,875,485	4,749,678
1    Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

On January 2, 2024, we issued 1.2 million Class B Non-Voting Shares as partial settlement of the dividend payable on that date under the terms of our dividend reinvestment plan (DRIP). On April 3, 2024, we issued 1.6 million Class B Non-Voting Shares as partial settlement of the dividend payable on that date under the terms of our DRIP.

Rogers Communications Inc.	21	First Quarter 2024

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2023 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 90.5% of our outstanding debt, including short-term borrowings, as at March 31, 2024 (December 31, 2023 - 85.6%).

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three months ended March 31, 2024 and 2023.

		Three months ended March 31, 2024			Three months ended March 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	5,707	1.344	7,668	958	1.350	1,293
Debt derivatives settled	8,024	1.345	10,794	273	1.341	366
Net cash paid on settlement			(1)			(5)

US commercial paper program
Debt derivatives entered	839	1.348	1,131	1,174	1.362	1,599
Debt derivatives settled	646	1.350	872	651	1.352	880
Net cash paid on settlement			(1)			(2)

As at March 31, 2024, we had US$924 million and US$306 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2023 - US$3,241 million and US$113 million), at an average rate of $1.358/US$ (December 31, 2023 - $1.352/US$) and $1.349/US$ (December 31, 2023 - $1.369/US$), respectively.

Senior notes
Below is a summary of the senior notes we issued for the three months ended March 31, 2024. We did not issue senior notes in the three months ended March 31, 2023.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2024 issuances
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion). We used the proceeds

Rogers Communications Inc.	22	First Quarter 2024

from this issuance to repay $3.4 billion of our term loan facility such that only $1 billion remains outstanding under the April 2026 tranche.

As at March 31, 2024, we had US$17,250 million (December 31, 2023 - US$14,750 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.272/US$ (December 31, 2023 - $1.259/US$).

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three months ended March 31, 2024 and 2023.

	Three months ended March 31, 2024			Three months ended March 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	77	1.351	104	35	1.371	48
Debt derivatives settled	48	1.313	63	33	1.333	44

As at March 31, 2024, we had US$386 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2023 - US$357 million) with terms to maturity ranging from April 2024 to March 2027 (December 31, 2023 - January 2024 to December 2026) at an average rate of $1.334/US$ (December 31, 2023 - $1.329/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three months ended March 31, 2024 and 2023.

	Three months ended March 31, 2024			Three months ended March 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	90	1.311	118	210	1.329	279
Expenditure derivatives settled	285	1.326	378	225	1.244	280

As at March 31, 2024, we had US$1,455 million notional amount of expenditure derivatives outstanding (December 31, 2023 - US$1,650 million) with terms to maturity ranging from April 2024 to December 2025 (December 31, 2023 - January 2024 to December 2025) at an average rate of $1.324/US$ (December 31, 2023 - $1.325/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price change risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at March 31, 2024, we had equity derivatives outstanding for 6.0 million (December 31, 2023 - 6.0 million) Class B Non-Voting Shares with a weighted average price of $54.02 (December 31, 2023 - $54.02).

In April 2024, we executed extension agreements for our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2025 (from April 2024) and the weighted average cost was adjusted to $53.27 per share.

See "Mark-to-market value" for more information about our equity derivatives.

Rogers Communications Inc.	23	First Quarter 2024

Cash settlements on debt derivatives and forward contracts
Below is a summary of the net (payments) proceeds on settlement of debt derivatives and forward contracts during the three months ended March 31, 2024 and 2023.

	Three months ended March 31
(In millions of dollars, except exchange rates)	2024	2023

Credit facilities	(1)	(5)
US commercial paper program	(1)	(2)
Senior and subordinated notes	—	234

Net (payments) proceeds on settlement of debt derivatives and forward contracts	(2)	227

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at March 31, 2024
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	7,680	1.2240	9,400	838
As liabilities	9,956	1.3120	13,062	(648)
Debt derivatives not accounted for as hedges:
As assets	492	1.3480	663	2
As liabilities	739	1.3612	1,006	(5)
Net mark-to-market debt derivative asset				187
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,455	1.3240	1,926	36
Net mark-to-market expenditure derivative asset				36
Equity derivatives not accounted for as hedges:
As assets	—	—	166	17
As liabilities	—	—	158	(8)
Net mark-to-market equity derivative asset				9

Net mark-to-market asset				232

	As at December 31, 2023
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,557	1.1583	5,278	599
As liabilities	10,550	1.3055	13,773	(1,069)
Short-term debt derivatives not accounted for as hedges:
As liabilities	3,354	1.3526	4,537	(101)
Net mark-to-market debt derivative liability				(571)
Expenditure derivatives accounted for as cash flow hedges:
As assets	600	1.3147	789	4
As liabilities	1,050	1.3315	1,398	(19)
Net mark-to-market expenditure derivative liability				(15)
Equity derivatives not accounted for as hedges:
As assets	—	—	324	48
Net mark-to-market equity derivative asset				48

Net mark-to-market liability				(538)

Rogers Communications Inc.	24	First Quarter 2024

Commitments and Contractual Obligations

See our 2023 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements as at December 31, 2023. These are also discussed in notes 4, 19, and 30 of our 2023 Annual Audited Consolidated Financial Statements.

This quarter, we extended an agreement with a Cable service provider, resulting in an increase in our contractual commitments of approximately $1.8 billion over the next ten years compared to our disclosure as at December 31, 2023. We also paid $95 million this quarter relating to the 3800 MHz spectrum licences won at auction in late 2023. We expect to make the final payment of $380 million on May 29, 2024.

Except for the above and as otherwise disclosed in this MD&A, as at March 31, 2024, there have been no other material changes to our material contractual obligations, as identified in our 2023 Annual MD&A, since December 31, 2023.

Regulatory Developments

See "Regulation in our Industry" in our 2023 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 5, 2024. There have been no significant regulatory developments since that date.

Updates to Risks and Uncertainties

See "Risk Management" and "Regulation in our Industry" in our 2023 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 5, 2024, which should be reviewed in conjunction with this MD&A. There are no updates to those risks and uncertainties.

Material Accounting Policies and Estimates

See our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2024
We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2024. The adoption of these standards have not had a material impact on our financial results.
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current.
•Amendments to IFRS 16, Leases - Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for seller-lessees.
•Amendments to IAS 1, Presentation of Financial Statements - Non-current Liabilities with Covenants, modifying the 2020 amendments to IAS 1 to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants.
•Amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures - Supplier Finance Arrangements, adding disclosure requirements that require entities to provide qualitative and quantitative information about supplier finance arrangements.

Recent accounting pronouncements not yet adopted
The IASB has issued the following new standard and amendments to an existing standard that will become effective on January 1, 2027:
•IFRS 18, Presentation and Disclosure in Financial Statements (replacing IAS 1, Presentation of Financial Statements), with an aim to improve how information is communicated in the financial statements, with a focus on information in the statement of income.

We are assessing the impacts IFRS 18 will have on our consolidated financial statements.

Rogers Communications Inc.	25	First Quarter 2024

Transactions with related parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three months ended March 31, 2024 and 2023.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three months ended March 31, 2024 and 2023.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he will be paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw, of which $3 million was recognized in net income and paid during the three months ended March 31, 2024. We have also entered into certain other transactions with the Shaw Family Group. Total amounts paid to the Shaw Family Group during the three months ended March 31, 2024 were under $1 million.

In addition, we assumed a liability through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $3 million of which was paid during the three months ended March 31, 2024. The remaining liability of $96 million is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next twelve months) or "other long-term liabilities".

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

Controls and procedures
In accordance with the provisions of National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, our Chief Executive Officer and Chief Financial Officer have limited the scope of their design of our disclosure controls and procedures and internal control over financial reporting to exclude the controls, policies, and procedures of Shaw, which we acquired on April 3, 2023. In our consolidated financial statements for the three months ended March 31, 2024, the acquired Shaw business contributed approximately $1.0 billion of consolidated revenue and net income of approximately $35 million. Additionally, as at March 31, 2024, the current assets and current liabilities of the acquired Shaw operations represented approximately 10% and 10% of consolidated current assets and current liabilities, respectively, and the non-current assets and non-current liabilities of the acquired Shaw operations represented approximately 20% and 15% of consolidated non-current assets and non-current liabilities, respectively. The design of the disclosure controls and procedures and internal control over financial reporting of the acquired Shaw operations will be completed for the second quarter of 2024.

There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2023 Annual MD&A.

Rogers Communications Inc.	26	First Quarter 2024

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2023 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Non-GAAP and Other Financial Measures

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful		How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Net (loss) income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; depreciation and amortization on fair value increment of Shaw Transaction-related assets; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.
Net (loss) income
Pro forma trailing 12-month adjusted EBITDA	●	To illustrate the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the applicable trailing 12-month period.	Trailing 12-month adjusted EBITDA add Acquired Shaw business adjusted EBITDA - January 2023 to March 2023	Trailing 12-month adjusted EBITDA

Non-GAAP ratios
Specified financial measure	How it is useful	How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income
divided by
basic weighted average shares outstanding.

Adjusted net income including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.
Pro forma debt leverage ratio	●
We believe this helps investors and analysts analyze our ability to service our debt obligations, with the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the applicable trailing 12-month period.
Adjusted net debt divided by pro forma trailing 12-month adjusted EBITDA

Rogers Communications Inc.	27	First Quarter 2024

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net income

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the economic impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Reconciliation of adjusted EBITDA

	Three months ended March 31
(In millions of dollars)	2024	2023

Net income	256	511
Add:
Income tax expense	79	185
Finance costs	580	296
Depreciation and amortization	1,149	631
EBITDA	2,064	1,623
Add (deduct):
Other expense (income)	8	(27)
Restructuring, acquisition and other	142	55

Adjusted EBITDA	2,214	1,651

Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at December 31
(In millions of dollars)	2023

Trailing 12-month adjusted EBITDA - 12 months ended December 31, 2023	8,581
Add (deduct):
Acquired Shaw business adjusted EBITDA - January 2023 to March 2023	514

Pro forma trailing 12-month adjusted EBITDA	9,095

Rogers Communications Inc.	28	First Quarter 2024

Reconciliation of adjusted net income

	Three months ended March 31
(In millions of dollars)	2024	2023

Net income	256	511
Add (deduct):
Restructuring, acquisition and other	142	55
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	242	—
Income tax impact of above items	(100)	(13)

Adjusted net income	540	553

Reconciliation of free cash flow

	Three months ended March 31
(In millions of dollars)	2024	2023

Cash provided by operating activities	1,180	453
Add (deduct):
Capital expenditures	(1,058)	(892)
Interest on borrowings, net and capitalized interest	(496)	(239)
Interest paid, net	555	323
Restructuring, acquisition and other	142	55
Program rights amortization	(16)	(18)
Change in net operating assets and liabilities	289	704
Other adjustments [1]	(10)	(16)

Free cash flow	586	370
1    Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	29	First Quarter 2024

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2024	2023				2022
(In millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue
Wireless	2,528	2,868	2,584	2,424	2,346	2,578	2,267	2,212
Cable	1,959	1,982	1,993	2,013	1,017	1,019	975	1,041
Media	479	558	586	686	505	606	530	659
Corporate items and intercompany eliminations	(65)	(73)	(71)	(77)	(33)	(37)	(29)	(44)
Total revenue	4,901	5,335	5,092	5,046	3,835	4,166	3,743	3,868
Total service revenue [1]	4,357	4,470	4,527	4,534	3,314	3,436	3,230	3,443

Adjusted EBITDA
Wireless	1,284	1,291	1,294	1,222	1,179	1,173	1,093	1,118
Cable	1,100	1,111	1,080	1,026	557	522	465	520
Media	(103)	4	107	4	(38)	57	76	2
Corporate items and intercompany eliminations	(67)	(77)	(70)	(62)	(47)	(73)	(51)	(48)
Adjusted EBITDA	2,214	2,329	2,411	2,190	1,651	1,679	1,583	1,592
Deduct (add):
Depreciation and amortization	1,149	1,172	1,160	1,158	631	648	644	638
Restructuring, acquisition and other	142	86	213	331	55	58	85	71
Finance costs	580	568	600	583	296	287	331	357
Other expense (income)	8	(19)	426	(18)	(27)	(10)	19	(18)
Net income before income tax expense	335	522	12	136	696	696	504	544
Income tax expense	79	194	111	27	185	188	133	135
Net income (loss)	256	328	(99)	109	511	508	371	409

Earnings (loss) per share:
Basic	$0.48	$0.62	($0.19)	$0.21	$1.01	$1.01	$0.73	$0.81
Diluted	$0.46	$0.62	($0.20)	$0.20	$1.00	$1.00	$0.71	$0.76

Net income (loss)	256	328	(99)	109	511	508	371	409
Add (deduct):
Restructuring, acquisition and other	142	86	213	331	55	58	85	71
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	242	249	263	252	—	—	—	—
Loss on non-controlling interest purchase obligation	—	—	422	—	—	—	—	—
Income tax impact of above items	(100)	(85)	(120)	(148)	(13)	(12)	(20)	(17)
Income tax adjustment, tax rate change	—	52	—	—	—	—	—	—
Adjusted net income	540	630	679	544	553	554	436	463

Adjusted earnings per share:
Basic	$1.02	$1.19	$1.28	$1.03	$1.10	$1.10	$0.86	$0.92
Diluted	$0.99	$1.19	$1.27	$1.02	$1.09	$1.09	$0.84	$0.86

Capital expenditures	1,058	946	1,017	1,079	892	776	872	778
Cash provided by operating activities	1,180	1,379	1,754	1,635	453	1,145	1,216	1,319
Free cash flow	586	823	745	476	370	635	279	344
1    As defined. See "Key Performance Indicators".

Rogers Communications Inc.	30	First Quarter 2024

Summary of financial information of long-term debt guarantor
Our outstanding senior notes and debentures, amounts drawn on our bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended March 31	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Selected Statements of Income data measure:
Revenue	—	—	4,335	3,347	643	532	(77)	(44)	4,901	3,835
Net income (loss)	256	511	390	421	14	19	(404)	(440)	256	511

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Mar. 31 2024	Dec. 31 2023	Mar. 31 2024	Dec. 31 2023	Mar. 31 2024	Dec. 31 2023	Mar. 31 2024	Dec. 31 2023	Mar. 31 2024	Dec. 31 2023
Selected Statements of Financial Position data measure:
Current assets	45,238	44,427	45,199	43,991	10,850	10,803	(93,680)	(91,387)	7,607	7,834
Non-current assets	63,668	63,073	57,227	57,016	6,083	7,593	(65,169)	(66,234)	61,809	61,448
Current liabilities	46,959	44,638	69,308	68,370	9,299	9,119	(115,638)	(113,345)	9,928	8,782
Non-current liabilities	44,391	45,437	14,527	15,820	665	739	(10,704)	(11,936)	48,879	50,060
1For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
2Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	31	First Quarter 2024

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•the benefits expected to result from the Shaw Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions; and
•industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
•new interpretations and new accounting standards from accounting standards bodies; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2023 Annual MD&A.

Rogers Communications Inc.	32	First Quarter 2024

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2023 Annual MD&A entitled "Regulation in our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	33	First Quarter 2024